UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2018
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated February 12, 2018, announcing the Company's dividend and earnings report for the fourth quarter of 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: February 28, 2018	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Executive Chairman

Exhibit 1

Nordic American Tankers (NYSE:NAT) – The 4th Quarter 2017 report – Operational cashflow was $11.9m higher in 4Q than in 3Q2017 – Prospects are good – Dividend is a priority
Hamilton, Bermuda, February, 12 2018
Highlights:
•	We expect the tanker market to turn for the better in 2018.
•	The NAT cash build-up from operations during 4Q2017 was $11.2 million as against a negative cash development in 3Q2017 (-$0.7 million).
•
Despite the volatility in the stock markets, the world economy is enjoying its strongest upswing since 2010. What is good for the world economy and world trade is positive for the crude oil tanker business. Recent upbeat macroeconomic data released by the International Monetary Fund in Washington, are giving further positive signals for the world economy and consequently for the NAT business.

•	On January 26, 2018, we announced our 82nd consecutive quarterly dividend distribution of 3 cents per share, the same as in 3Q2017.
•
During 4Q2017 we took three important steps in our recapitalization program. We signed an agreement for the full financing of our three newbuilds for delivery in June, August and October 2018. On December 12, 2017, we raised $110 million in new equity. Thirdly, we agreed to establish a new credit facility, as part of the plan to replace the original credit facility of 2004.

•	Our net debt[1] at the end of 4Q2017 stood at about $253 million equal to about $8.4 million per vessel, which is lower than the scrap value of a suezmax vessel today.
•
NAT is well positioned when the tanker market improves. The historic average market rate for the last 25 years was about $30,000 per day per Suezmax vessel. Such earnings would give a free cashflow from operations of about $1.40 per share per year. As of today, a $1.40 annual dividend per share would represent a cash yield well above 50%.

•
The Net result for 4Q2017, (after depreciation, G&A and finance charges), was -$21.9 million. In 3Q2017 the Net result was -$34.3 million. The Adjusted Net Operating Earnings[2] were $11.2 million for 4Q2017. In 3Q2017 the Adjusted Net Operating Earnings were -$0.7 million. I.e. cash-wise the 4Q2017 was $11.9 million better than the previous quarter. Later in this report we have included relevant financial information for 4Q2017 and for other periods.

•	When analyzing the data, with such volatile assets as in the tanker industry, we must make a distinction between accounting numbers and cash development.
•
We would note that The TCE (timecharter equivalent) for 4Q2017 was $13,800 per day per ship compared to $10,600 in 3Q2017. For several reasons, the TCE is not an adequate measure of performance for NAT.

We continue our unbroken practice of paying dividends. Tanker markets are volatile but our strategy remains steadfast.

1 Net Debt is working capital, less long-term debt, adjusted for deposits paid for the three newbuilds, divided by 30 vessels.
2 Adjusted Net Operating Earnings (Loss) represents Net Operating Earnings or Loss before depreciation and non-cash administrative charges. Please see later in this announcement for a reconciliation of Net Operating Earnings (Loss) to Adjusted Net Operating Earnings (Loss).

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Our Fleet
Our fleet consists of 33 (including 3 newbuilds) well maintained Suezmax tankers (all our ships above 15 years of age has a CAP 1 class notation, which above all is related to steel quality) with an aggregate cargo capacity of 33 million barrels of crude oil, illustrating the size of NAT.
The average age of our fleet is about 13 years; 10 units (including our 3 newbuilds) were built from 2010 onwards, 13 units were built between 2000 and 2009 and the remaining 10 were built in the late 1990s. This is a balanced portfolio.
The outcome of the inspections of our ships by oil companies ("vetting") reflects the good quality of our fleet.
NAT has the largest fleet of Suezmax tankers in the world. In a capital intensive industry like ours, timing and financing are the key issues to achieve a sound cost structure.
Financing
4Q2017 was an important quarter for NAT with the first major steps in the recapitalization program being completed.
During the quarter NAT announced the full financing of its three newbuilds to be delivered in June, August and October 2018. The financing was completed with Ocean Yield ASA at the end of November 2017, on attractive terms.
Our net debt at year end 2017 stood at a conservative $8.4 million per vessel and is among the lowest in the industry. Our existing Revolving Credit Facility (RCF) dates back to 2004, when we only had 4 vessels in our fleet. This facility has become "outdated" and is getting restrictive on our business. The objective is to retire the existing RCF and replace it with a new and smaller facility, in combination with other financing. As part of this plan we raised $110 million in new equity on the 12th of December 2017.
We plan that the recapitalization program shall be finalized by the end of 2Q2018, at the latest. When the recapitalization is completed, the financial flexibility is greatly enhanced.
As per 31st December 2017 we were in compliance with all financial covenants. Recent volatility in the financial equity markets can impact financial covenants.
Dividend
For 4Q2017 a cash dividend of $0.03 per share has been declared. NAT has a policy to maximize dividend payments within a framework of a conservative attitude. Payment of the dividend is expected to be on or about March 9, 2018, to shareholders of record on February 21, 2018.
In an improved tanker market, higher dividends can be expected.
Nordic American Offshore Ltd. (NYSE: NAO)
NAT owns 16.1% of Nordic American Offshore Ltd. and the NAT Chairman & CEO and his immediate family own 13.4% of NAO. NAO owns 10 PSVs (Platform Supply Vessels).
World Economy and the Tanker Market
The world economy is enjoying its strongest upswing since 2010. What is good for the world economy and world trade is by nature positive for the crude oil tanker business. Recent upbeat macroeconomic data released by the International Monetary Fund in Washington, are giving further positive signals for the world economy and consequently the NAT business. In addition to the role of major oil companies, large oil traders have become important for the tanker industry.

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The world Suezmax fleet (excl. shuttle & product tankers) counts 493 vessels at the end of 4Q2017, following an increase of 5 vessels in the quarter. The total delivery during 2017 was 50 units. 2017 represented a peak year for deliveries. For 2018 we expect 33 vessels, and in 2019 we see 14 vessels for delivery.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.
Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy going forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with big oil. Employment of our ships with big oil is a priority.
A strong balance sheet, combined with a homogenous fleet and economies of scale is giving a low cash break-even level, enabling NAT to distribute free cashflow to our shareholders.
This strategy will benefit in both a strong tanker market and in a weak one. In an improved market, higher dividends can be expected and vice versa.
Our dividend policy should continue to enable us to achieve a competitive cash yield.
Our fleet of 33 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.
* * * * *

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NORDIC AMERICAN TANKERS LIMITED

	Three Months Ended			Twelve Months Ended
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION Amounts in USD '000	Dec. 31, 2017 (unaudited)	Sep. 30, 2017 (unaudited)	Dec. 31, 2016 (unaudited)	Dec. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)
Net Voyage Revenue	36 718	23 667	52 542	154 676	236 792
Vessel Operating Expenses	(22 324)	(21 670)	(21 688)	(87 663)	(80 266)
General and Administrative Expenses	(4 020 )*	(2 978 )*	(1 920 )*	(12 575 )**	(12 296)
Depreciation Expenses	(24 497)	(25 938)	(24 568)	(100 669)	(90 889)
Operating Expenses	(50 841)	(50 587)	(48 176)	(200 907)	(183 451)
Net Operating Earnings (Loss)	(14 123)	(26 920)	4 366	(46 231)	53 341
Interest Income	82	76	124	347	215
Interest Expense	(6 443)	(6 339)	(3 273)	(20 464)	(11 170)
Other Financial Income (Expenses)	(437)	(82)	(149)	(726)	(200)
Equity Loss in Associate	(985)	(1 007)	(40 220)	(8 435)	(46 642)
Total Other Expenses	(7 783)	(7 352)	(43 518)	(29 278)	(57 797)
Net Gain (Loss)	(21 906)	(34 272)	(39 152)	(75 509)	(4 456)
Basic Earnings per Share	(0.20)	(0.34)	(0.38)	(0.73)	(0.05)
Basic Weighted Average Number of Common Shares Outstanding	109 360 970	101 969 666	101 969 666	103 832 680	92 531 001
Common Shares Outstanding	141 969 666	101 969 666	101 969 666	141 969 666	101 969 666

*)
The G&A for the three months ended December 31, 2017, September 30, 2017 and December 31, 2016 include non-cash charges of $0.8m, $0.2m and ($0.7m), respectively, which are charges related to share based compensation and pension cost.

**)
The G&A for the twelve months ended December 31, 2017 and December 31, 2016 include non-cash charges of $1.8m and $2.3m, respectively, which are charges related to share based compensation and pension cost.

CONSOLIDATED CONDENSED BALANCE SHEET Amounts in USD '000	Dec. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)
Cash and Cash Equivalents	58 359	82 170
Accounts Receivable, net	22 474	18 070
Prepaid Expenses	3 376	4 480
Inventory	23 086	20 886
Voyages in Progress	15 308	35 610
Other Current Assets	4 384	2 493
Total Current Assets	126 986	163 709
Vessels, net	1 046 293	1 058 049
Deposit for Vessels	50 130	82 130
Goodwill	18 979	18 979
Investment in Nordic American Offshore Ltd.	12 164	16 550
Other Non-current Assets	15 969	10 487
Total Non-current Assets	1 143 535	1 186 195
Total Assets	1 270 522	1 349 904
Accounts Payable	3 218	4 294
Accrued Voyage Expenses	10 873	9 583
Other Current Liabilities	11 239	7 648
Total Current Liabilities	25 330	21 525
Long-term Debt	388 855	442 820
Deferred Compensation Liability	15 814	14 510
Total Non-current Liabilities	404 669	457 330
Shareholders' Equity	840 523	871 049
Total Liabilities and Shareholders' Equity	1 270 522	1 349 904

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CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Twelve Months ended
Amounts in USD '000	Dec. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)

Net Cash Provided by (Used in) Operating Activities	31 741	127 786

Investment in Vessels	(37 567)	(188 407)
Investment in Nordic American Offshore Ltd	(10 000)	0
Other	0	(87)
Return of Investments	1 041	1 685
Net Cash Provided by (Used in) Investing Activities	(46 526)	(186 809)

Net Proceeds from Issuance of Common Stock	103 748	120 068
Proceeds from Use (Repayment) of Credit Facility	(55 359)	117 000
Transaction Costs Borrowing Facilities	(13 125)	(130)
Cash Dividends Paid to Shareholders	(54 226)	(125 650)
Net Cash Provided by (Used in) Financing Activities	(18 962)	111 289

Net Increase (Decrease) in Cash and Cash Equivalents	(33 747)	52 266
Release of Long-term Deposits	10 000	0
Effect of exchange rate changes on Cash	(64)	15
Cash and Cash Equivalents at Beginning of Period	82 170	29 889
Cash and Cash Equivalents at End of Period	58 359	82 170

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Dec. 31, 2017 (unaudited)	Sep. 30, 2017 (unaudited)	Dec. 31, 2016 (unaudited)	Dec. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)
Voyage Revenue	72 583	55 621	90 425	297 141	357 451
Settlement	0	0	0	0	5 328
Voyage Expense	(35 866)	(31 954)	(37 883)	(142 465)	(125 987)
Net Voyage Revenue(1)	36 718	23 667	52 542	154 676	236 792

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2017 (unaudited)	Sep. 30, 2017 (unaudited)	Dec. 31, 2016 (unaudited)	Dec. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)
Net Operating Income	(14 123)	(26 919)	4 366	(46 231)	53 341
Depreciation Expense	24 497	25 938	24 568	100 669	90 889
Share Based Compensation and Pension Cost	852	254	(700)	1 821	2 273
Adjusted Net Operating Earnings(2)	11 226	(727)	28 234	56 259	146 503

(1)   Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)   Adjusted Net Operating Earnings represents Net Operating Earnings (Loss) before depreciation and non-cash administrative charges. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company's financial performance. AdjustedNet Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The line item was previously referred to as "Operating Cash Flow"

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91
Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91
Web-site:  www.nat.bm

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